UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of November 2011

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Mira Rosenzweig —————————————— Mira Rosenzweig, Chief Financial Officer

Dated: November 3, 2011

CAMTEK LTD. Mira Rosenzweig, CFO Tel: +972-4-604-8308 Mobile: +972-54-9050703 mirar@camtek.co.il	INTERNATIONAL INVESTOR RELATIONS CCG Investor Relations Ehud Helft / Kenny Green Tel: (US) 1 646 201 9246 camtek@ccgisrael.com

CAMTEK ANNOUNCES ALL TIME RECORD REVENUE
IN THE THIRD QUARTER OF 2011

YEAR OVER YEAR REVENUE INCREASE OF 24% TO $29.7 MILLION

MIGDAL HAEMEK, Israel – November 3, 2011 – Camtek Ltd. (NASDAQ and TASE: CAMT), today announced its financial results for the third quarter ended September 30, 2011.

Main Financial Highlights of the Third Quarter
•	All-time record quarterly revenue of $29.7 million, representing a sequential quarterly increase of 3% and a year-over-year increase of 24%.
•	Non-GAAP gross margin of 45.9% for the quarter compared with non-GAAP gross margin of 45.8% in the third quarter of last year; GAAP gross margin of 45.5% for the current quarter.
•	Non-GAAP operating income of $4.2 million compared with non-GAAP operating income of $2.5 million in the third quarter of 2010. GAAP operating income reached $4.0 million in the current quarter.
•	Non-GAAP net income of $3.3 million in the quarter compared with Non-GAAP net income of $2.5 million in the third quarter of 2010; GAAP net income of $2.6 million in the current quarter.
•	Non-GAAP earnings per diluted share of $0.11; GAAP earnings per diluted share of $0.09.

Results for the three months ended September 30, 2011 on a non-GAAP basis, exclude the following items: (i) Expenses with respect to the acquisition of SELA and Printar; and (ii) share based compensation expenses. A re-conciliation between the GAAP and non-GAAP results appears in the tables at the end of this press release.

Third Quarter 2011 Financial Results

Revenues for the third quarter of 2011 increased 24% to $29.7 million, compared to $23.9 million in the third quarter of 2010. The level of revenues in the third quarter of 2011 were at an all-time high for the Company for the second quarter in a row, growing 3% sequentially, and came in slightly ahead of the top-end of the previously-announced guidance range of between $27.5-$29.5 million.

Gross profit on a GAAP basis in the quarter totaled $13.5 million (45.5% of revenues), compared with $10.9 million (45.6% of revenues) in the third quarter of 2010. Gross profit on a non-GAAP basis in the quarter totaled $13.6 million (45.9% of revenues), compared with $10.9 million (45.8% of revenues) in the third quarter of 2010.

Operating income on a GAAP basis in the quarter was $4.0 million (13.4% of revenues) compared with $2.3 million (9.7% of revenues) in the third quarter of 2010.  Non-GAAP operating income was $4.2 million (14.1% of revenues) in the quarter compared with $2.5 million (10.5% of revenues) in the third quarter of 2010.

Net income on a GAAP basis in the third quarter of 2011 totaled $2.6 million, or $0.09 per diluted share, compared to $2.0 million, or $0.07 per diluted share, in the third quarter of 2010.

Net income on a non-GAAP basis in the third quarter of 2011 was $3.4 million, or $0.11 per diluted share, compared with $2.5 million, or $0.08 per diluted share, in the third quarter of 2010.

Cash and cash equivalents levels as of September 30, 2011 were $13.9 million plus an additional $5.1 million in restricted cash. This is compared with $12.3 million in cash and equivalents, plus an additional $5.1 million in restricted cash as of June 30, 2011. Following Camtek’s successful appeal in an infringement dispute, a bond which Camtek had provided as part of the process was officially released on September 27, 2011, and subsequently, soon after the reporting date, the pledged restriction on the cash was released.

Management Comment

Roy Porat, Camtek’s Chief Executive Officer, commented:  “We are very pleased with our strong third quarter results, again reaching an all time record. In our results of the quarter, we can increasingly see the potential for the long-term growth in our business. The recent expansion of our product range from two legacy product lines, adding an additional three product lines, all of which are gaining market traction, is enabling us to begin realizing our significant potential.”

Mr. Porat concluded: “As we move through the fourth quarter, it is clear that the pace of business is slower and visibility in the short-term is also very limited. Similar to our industry peers, the current global macro-economic concerns are weighing on customers’ spending patterns. At the same time, the increasing sales and market traction of our new products which are in the early penetration and growth phase, are showing continued strength. This has provided us with diversification in our revenue stream away from any one particular sector, and enabling us to better weather the current downturn. Taking these factors into account, for the fourth quarter we expect revenues in the range of $22-24 million. This implies that we will report record full year revenues in excess of $107 million, representing substantial growth of approximately 25% over last year.”

Camtek Appoints New Chief Financial Officer

Camtek today announced the appointment of Moshe Eisenberg, replacing Mira Rosenzweig as Chief Financial Officer of the Company.

Mr. Eisenberg brings a wealth of financial experience in U.S. listed, publicly traded and private companies. Prior to joining Camtek, he served as the CFO of Exlibris, and prior to that spent 4 years as the CFO of Scopus Video Networks, leading it from its Initial Public Offering on Nasdaq until its acquisition by Harmonic. Prior to Scopus, Mr. Eisenberg spent 10 years with Gilat Satellite in various finance positions, including 5 years as CFO of Safenet Inc., a U.S.-based subsidiary of Gilat. Mr. Eisenberg holds an MBA in Finance from Tel Aviv University and a B.Sc. in Agricultural Economics from the Hebrew University of Jerusalem.

Commenting on the appointment, Mr. Porat said, “After 3 years at Camtek, Mira has decided to leave to pursue new opportunities. During her tenure, she has been instrumental and part of a management team which strongly grew the company, as well as successfully integrating two acquisitions. We thank her for all her hard work and wish her much success in the future. Moshe Eisenberg, who will be taking over the CFO role, is bringing to Camtek his experience in various financial roles. We very much look forward to Moshe joining us, and we believe he will enable us to further grow our business. We welcome him to the Camtek family and wish him every success in this new role. ”

Conference Call
The Company will also host a conference call today, starting at 10:00 am ET. Roy Porat, Chief Executive Officer, Mira Rosenzweig, outgoing Chief Financial Officer, and Moshe Eisenberg, incoming Chief Financial Officer, will host the call and will be available to answer questions after presenting the results.

To participate, please call one of the following telephone numbers a few minutes before the start of the call:

US:	1 888 407 2553	at 10:00 am Eastern Time
Israel:	03 918 0610	at 4:00 pm Israel Time
International:	+972 3 918 0610

For those unable to participate, the teleconference will be available for replay on Camtek’s website at http://www.camtek.co.il beginning 24 hours after the call.

ABOUT CAMTEK LTD.

Camtek Ltd provides automated and technologically advanced solutions dedicated to enhancing production processes and increasing yields, enabling and supporting  customers’  latest technologies in the Semiconductor and Printed Circuit Board (PCB) & IC Substrates industries.

Camtek addresses the specific needs of these interconnected industries with dedicated solutions based on a wide and advanced platform of technologies including intelligent imaging, image processing, ion milling and digital material deposition. Ranging from micro-to-nano, Camtek provides a complete solution for the whole production cycle of all electronic devices including smartphones, tablets and other cutting edge consumer products and applications..

This press release is available at www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, intellectual property litigation, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

Use of non-GAAP Measures

This press release provides financial measures that exclude certain items and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these Non-GAAP financial measures provide meaningful supplemental information regarding our performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors.

CAMTEK LTD. and its subsidiaries

Consolidated Balance Sheets

(In thousands)

	September 30,	December 31,
	2011	2010
	U.S. Dollars (In thousands)
Assets

Current assets
Cash and cash equivalents	13,909	9,577
Restricted deposits*	5,103	-
Accounts receivable, net	37,645	28,817
Inventories	25,339	24,034
Due from affiliates	412	384
Other current assets	2,208	2,414
Deferred tax asset	54	54

Total current assets	84,670	65,280

Fixed assets, net	15,183	15,077

Restricted deposits *	-	5,182
Long term inventory	2,062	2,304
Deferred tax asset	152	152
Other assets, net	460	460
Intangible assets, net **	4,204	4,163
Goodwill	3,653	3,653

	10,531	15,914

Total assets	110,384	96,271

Liabilities and shareholders’ equity

Current liabilities
Short term bank loans	4,273	1,409
Accounts payable – trade	10,672	9,761
Long term bank loans – current portion	1,101	433
Other current liabilities	22,327	21,408

Total current liabilities	38,373	33,011

Long term liabilities
Long term bank loans	1,766	758
Liability for employee severance benefits	587	626
Other long term liabilities **	7,897	7,884
	10,250	9,268

Total liabilities	48,623	42,279

Commitments and contingencies

Shareholders’ equity
Ordinary shares NIS 0.01 par value, authorized 100,000,000 shares,
31,800,297 issued as September 30, 2011 and 31,370,359 as of December 31, 2010, outstanding 29,707,921
as of September 30, 2011 and 29,277,983 as of December 31, 2010	133	132
Additional paid-in capital	60,959	60,452
Accumulated losses	2,567	(4,694)
	63,659	55,890
Treasury stock, at cost (2,092,376 as of September 30, 2011 and December 31, 2010)	(1,898)	(1,898)

Total shareholders' equity	61,761	53,992

Total liabilities and shareholders' equity	110,384	96,271

(*)	Bank guarantee against credit line related to the Rudolph Technologies appeal.
(**)	Relates to Printar and SELA acquisitions

Camtek Ltd.

Consolidated Statements of Operations

(in thousands, except share data)

	Nine Months ended September 30,		Three Months ended September 30,		Year ended December 31,
	2011	2010	2011	2010	2010
	U.S. dollars		U.S. dollars		U.S. dollars
Revenues	85,924	62,348	29,676	23,915	87,780
Cost of revenues	46,582	35,616	16,167	13,019	49,361

Gross profit	39,342	26,732	13,509	10,896	38,419

Research and development costs	10,888	9,312	3,528	3,088	12,906
Selling, general and administrative	18,715	14,319	6,016	5,495	20,662
Expenses
	29,603	23,631	9,544	8,583	33,568

Operating income	9,739	3,101	3,965	2,313	4,851

Financial expenses, net	(1,811)	(1,244)	(1,034)	(233)	(1,478)

Income before income
Taxes	7,928	1,857	2,931	2,080	3,373

Income tax	(667)	(354)	(297)	(90)	(557)

Net income	7,261	1,503	2,634	1,990	2,816

Net income per ordinary share:

Basic	0.25	0.05	0.09	0.07	0.10

Diluted	0.24	0.05	0.09	0.07	0.09

Weighted average number of
ordinary shares outstanding:

Basic	29,561	29,253	29,705	29,263	29,259

Diluted	30,012	30,002	29,998	30,031	30,360

Camtek Ltd.

Reconciliation of GAAP To Non-GAAP results

(In thousands, except share data)

	Nine Months ended September 30,		Three Months ended September 30,		Year ended December 31,
	2011	2010	2011	2010	2010
	U.S. dollars		U.S. dollars		U.S. dollars
Reported net income attributable to Camtek Ltd. on GAAP basis	7,261	1,503	2,634	1,990	2,816

Acquisition of Sela and Printar related expenses (1)	1,732	1,707	594	434	2,093
Inventory write –downs	-	-	-	-	159
Share-based compensation	361	123	126	41	155
Restructuring expenses (2)	-	357	-	92	544
Non-GAAP net income	9,354	3,690	3,354	2,557	5,767

Non –GAAP net income per share , basic and diluted	0.31	0.12	0.11	0.09	0.19

Gross margin on GAAP basis	45.8%	42.9%	45.5%	45.6%	43.8%
Reported gross profit on GAAP basis	39,342	26,732	13,509	10,896	38,419

Acquisition of Sela and Printar related expenses (1)	239	571	79	54	731
Inventory write off	-	-	-	-	159
Share-based compensation	82	-	29	-	-
Non- GAAP gross margin	46.2%	43.8%	45.9%	45.8%	44.8%
Non-GAAP gross profit	39,663	27,303	13,617	10,950	39,309

Reported operating income attributable to Camtek Ltd. on GAAP basis	9,739	3,101	3,965	2,313	4,851

Acquisition of Sela and Printar related expenses (1)	239	571	79	54	731
Inventory write- downs	-	-	-	-	159
Share-based compensation	361	123	126	41	155
Restructuring expenses (2)	-	357	-	92	544

Non-GAAP operating income	10,339	4,152	4,170	2,500	6,440

(1)
During the three and nine months ended September 30, 2011 and 2010 and the twelve months ended December 31, 2010, the Company recorded acquisition expenses of $0.6 million, $1.7 million, $0.4 million, $1.7 million  and $2.1 million, respectively, consisting of: (1) inventory written-up to fair value in purchase accounting charges of $0 million, $0 million, $0 million, $0.4 million and $0.4 million, respectively. These amounts are recorded under cost of revenues line item. (2) Revaluation adjustments of $0.5 million, $1.5 million, $0.4 million, $1.1 million and $1.4 million, respectively, of contingent consideration and certain future liabilities recorded at fair value. These amounts are recorded under finance expenses line item and (3) $0.07 million, $0.21 million, $0.05 million, $0.15 million and $0.3 million, respectively, with respect to amortization of intangible assets acquired recorded under cost of revenues line item.

(2)
The Company has entered into a Memorandum of Understanding with a Belgian company, according to which, commencing June 2010, this company began to distribute the Company’s products for the PCB industry in Europe, subject to and in accordance with terms and conditions referred to in the agreement. Therefore, the Company implemented a restructuring plan in its Belgium subsidiary which includes mainly a reduction in workforce and recorded $0.3 million as restructuring expenses under selling, general and administrative expenses line item.

During the three months ended September 30, 2010 and twelve months ended December 31, 2010 the Company recorded $0.1 million and $0.28 million, respectively, of restructuring expense with respect to reorganization in its subsidiaries in China.